SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

June 30, 2015

VIA EDGAR

Edward Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Business Development Corporation of America

Post-Effective Amendment No. 1 to Registration Statement on Form N-2

File No. 333-193241

Dear Mr. Bartz:

Pursuant to our discussion today, on behalf of Business Development Corporation of America (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on June 30, 2015 with respect to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-193241) (the “Registration Statement” or the “Prospectus”), filed with the Commission on May 4, 2015. The Staff’s comment is set forth below and is followed by the Company’s response.

Accounting comments

1.	Please confirm that the Company either (1) has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are currently outstanding; and (2) will not sell additional shares unless it has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale. Also, please identify such cash and/or liquid assets. As an alternative to the foregoing test, please provide a representation that the Company has 200% asset coverage when it issues a senior security.

Response: The Company confirms that, assuming that any outstanding unfunded commitments are senior securities, the Company will satisfy the 200% asset coverage requirement when it issues or sells its shares.

Atlanta	Austin	Houston	NEW YORK	SACRAMENTO	Washington DC

Edward Bartz, Esq.

June 30, 2015

2.	Please provide the mathematics supporting the calculation made in one of the two foregoing tests.

Response: The mathematics supporting the calculation regarding 200% asset coverage is as follows:

As of June 30, 2015
Fund Total Net Assets	$2,332,011,099.00
Fund Borrowings	$668,712,355.00
Unfunded Commitments	$78,400,000.00
Total Borrowings and Unfunded Commitments	$747,112,355.00
Asset Coverage	312.14%

* * *

In connection with the submission of our responses, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	James A. Tanaka, Esq.

Christopher Carlson, Esq.

Nataly Zelensky, Esq.

Lisa A. Morgan, Esq.